Exhibit 99.53
BRATT FREMETH STAR s.e.n.c.
COMPTABLES AGRÉÉS / CHARTERED ACCOUNTANTS
1 PLACE VILLE-MARIE, SUITE 1615,
MONTRÉAL, QUÉBEC
CANADA H3B 2B6
TÉL.: (514) 875-5780
FAX: (514) 875-5785

TO:	AUTORITÉ DBS MARCHÉS FINANCIERS
BRITISH COLUMBIA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
SASKATCHEWAN FINANCIAL SERVICES COMMISSION
MANITOBA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION
NEW BRUNSWICK SECURITIES COMMISSION
NEWFOUNDLAND AND LABRADOR SECURITIES COMMISSION
NOVA SCOTIA SECURITIES COMMISSION
PRINCE EDWARD ISLAND SECURITIES COMMISSION
Dear Sirs:

RE:	Quest Rare Minerals Ltd.
Change of Auditor dated December 15, 2010
Pursuant to section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations, we have read the Notice of Change of Auditor of Quest Rare Minerals Ltd. dated December 15, 2010 (the “Notice”) and confirm our agreement with the information contained in the Notice.
Yours very truly,
BRATT FREMETH STAR senc
Chartered Accountants
December 16, 2010